October 10, 2008

Konami Corporation has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Via EDGAR

Donna Levy

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

Re:	Konami Corporation

Form 20-F for the fiscal year ended March 31, 2008

Filed August 2, 2007

File No. 1-31452

Dear Ms. Levy:

This is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letters dated September 5 and October 2, 2008, with respect to the annual report on Form 20-F of Konami Corporation (“Konami”) for the fiscal year ended March 31, 2008 (the “2008 Form 20-F”). For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Pursuant to 17 C.F.R. § 200.83, Konami is respectfully requesting confidential treatment for a portion of its response to comments #1 below. Konami requests that this portion, as indicated by [Redacted], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause Konami competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, Konami respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to my attention. The request for confidential, non-public treatment is also being delivered to the Freedom of Information Act Officer of the Commission.

Konami Corporation has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Donna Levy

Form 20-F for the fiscal year ended March 31, 2008

Business Overview

Computer & Video Games business

Platform Licenses, page 27

1. You disclose that you can only publish games for use on game platforms if you receive a platform license from certain companies, such as Sony, Nintendo and Microsoft. Please provide us with your analysis as to why Konami is not substantially dependent upon its platform licenses with these companies for purposes of Instruction 4(b)(ii) to Exhibits of Form 20-F. As a related matter, we understand that the initial term of platform licenses is generally several years and extensions are for one-year terms. Please ensure that the platform license table on page 28 identifies which agreements are renewed automatically.

Response:

In connection with the Staff’s comment regarding the filing of Konami’s platform licenses as exhibits to the 2008 Form 20-F pursuant to Instruction 4(b)(ii) to Exhibits of Form 20-F, Konami respectfully informs the Staff that it has analyzed each of its platform licenses entered into with Sony Corporation (“Sony”), Nintendo Co., Ltd. (“Nintendo”) and Microsoft Corporation (“Microsoft”) in light of the Staff’s letters and has concluded that none of its platform licenses are material. Moreover, Konami believes that none of its platform licenses is required to be filed as an exhibit to the 2008 Form 20-F because: (i) each platform license was entered into in the ordinary course of business, and (ii) Konami’s business is not substantially dependent on any of its hardware licenses.

I. Konami’s Analysis

A. Strategic Importance

Although Konami does develop, publish and distribute game software for home and handheld game consoles, it does not consider itself to be primarily, or even predominantly, a game software company. Konami considers itself to be a “global entertainment company” and the Digital Entertainment segment, of which Konami’s home and handheld video game business forms one part, is just one of three operating segments for financial reporting purposes: Digital Entertainment, Gaming & System and Health & Fitness. The Digital Entertainment segment consists of the following five businesses: the Computer & Video Games business, the Amusement business, the Card Games business, the Online business and Other business. The Computer & Video Games business, which produces, manufactures and sells video game software and purchases and distributes video game software for home use, is part of the Digital Entertainment segment. Even though the Computer & Video Games business has historically been the largest segment in terms of revenues, its strategic importance has been declining in recent years as a result of the successful implementation of Konami’s diversification strategies described below.

Konami Corporation has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Donna Levy

Consistent with its image as a “global entertainment company”, Konami has made substantial investments in recent years to diversify its business away from home and handheld video game consoles and into areas such as fitness clubs, commercial and home fitness equipment, casino gaming machines, token-operated game machines, toys and mobile and on-line gaming platforms. For example:

•	“Our growth strategy depends in part on our ability to successfully develop and operate new club locations.” (at page 11 of the 2008 20-F)

•

“In order to diversify and expand sales, we have obtained [gaming] licenses in every state in Australia, the main states in the United States, and some provinces in Canada, and are marketing and selling gaming products in those markets provinces in Canada, and are marketing and selling gaming products in those markets.” (at page 14 of the 2008 Form 20-F)

•

“We plan to actively enter the mobile phone and online game software business in light of the recent growth of the online and mobile phone game markets, and we believe there may be new opportunities for profits with our software titles.” (at page 34 of the 2008 20-F)

•	“These acquisitions [of People Co., Ltd. and the Daiei Olympic Sports Club, Inc.] were part of our strategy to diversify our revenue base.” (at page 36 of the 2008 20-F)

•

“In recent years, there has been widespread growth in pachinko slot machines with LCD panels, as the display of effects on the screen while playing pachinko slot has made the experience more enjoyable.[…] In the future, we plan to expand our market share by utilizing our experience in game development and the various rights to content held by our company to create new types of pachinko slot machines with high entertainment value.” (at page 45 of the 2008 20-F)

•

“In line with our strategy to expand our international business, we are investigating acquisition and investment opportunities outside Japan for businesses that will grow or complement our current businesses.” (at page 47 of the 2008 20-F)

•

“In response, in order to maintain the balance of our business portfolio and to make our lineup of products more attractive, we strive to diversify products targeted to the Japanese market.” (at page 70 of the 2008 20-F)

•

“In addition, we expect the potential expansion of demands for operation of exercise facilities and provision of exercise instruction from local authorities and private sectors. With the potential increase in the sales since Sportsplex Japan has become our consolidated subsidiary, we expect another increase in sales in fiscal 2009.” (at page 90 of the 2008 20-F)

Konami Corporation has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Donna Levy

Konami does not believe that any single hardware license is of material strategic importance to Konami’s overall business. It is true that Konami must enter into hardware licenses with hardware console manufacturers in order to develop and market Konami’s software for home and handheld video game consoles. However, as mentioned above, the sale of home and handheld video game software is just one part of Konami’s global entertainment business. Moreover, because Konami has pursued a “multi-platform strategy” whereby it develops games that may be played on more than one type of game console, Konami is free to pick and choose among different hardware manufacturers, different platforms produced by those manufacturers and different geographic territories. In light of these facts, Konami does not believe that any individual hardware license is of material strategic importance to its overall business

B. Quantitative Contribution

The success of Konami’s diversification strategy is demonstrated by the fact that Konami’s consolidated revenues from the Digital Entertainment segment amounted to ¥178,382 million in fiscal 2008; however, sales of game software for home and handheld consoles accounted for only [Redacted]1 of consolidated net revenues during the 2008 fiscal year. Konami expects that its revenues from the sale of game software for home and handheld consoles will continue to decrease as a percentage of its total revenues as it continues to execute its strategy of diversification. In contrast to Konami, the industry’s largest software publishers as measured by net revenues reported in their most recent annual report on Form 10-K—Electronic Arts Inc., Activision Blizzard, Inc., Take-Two Interactive Software, Inc. and THQ Inc.—earn all or substantially all of their revenues from a single line of business—software publishing and distribution.

As of March 31, 2008, Konami had negotiated a total of 23 hardware licenses with Sony, Nintendo and Microsoft covering 10 platforms and multiple geographic territories. None of the hardware licenses accounted for more than 10% of Konami’s consolidated net revenues in the fiscal year 2008. While some of these hardware licenses are more significant than others, Konami does not believe that any one of these 23 agreements is material to its business or will become material in the foreseeable future. Moreover, the relative importance of any single hardware license will decline both as Konami’s software business diversifies into new geographic markets and platforms such as mobile phones and online games and as Konami’s overall business continues to diversify into other industries such as fitness clubs and casino gaming.

[1]	Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

Konami Corporation has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Donna Levy

C. Ability to Replace the Contract

If Konami lost or was unable to renew one of its existing hardware licenses, it would lose the right to develop, publish and distribute software designed for the specific platform and territory covered by the license. However, Konami could continue to develop, publish and distribute the same software titles for other platforms and in other territories. Historically, there has not been any “domino effect” in the home and handheld video game industry such that the loss or failure to renew a single hardware license would trigger the loss of additional hardware licenses covering other platforms and territories leading to the eventual collapse of a company’s entire software business.

Moreover, Konami believes that the hardware manufacturers in the home and handheld video game industry stand a great deal to lose if they are unable to negotiate licenses with publishers of popular software (such as Konami) because of a phenomenon well documented in the business and economic literature known as positive “network externalities” (i.e., the more software that is available for a particular platform the more attractive that platform becomes to users). As a result, hardware manufacturers have a strong incentive to license their hardware to as many software publishers as possible. Hardware manufacturers also want to encourage those companies that develop the most popular game titles to do so for their systems. Therefore, the negotiating power between hardware manufacturers and Konami is more balanced in practice than might appear. Of course, Konami also has an incentive to publish software titles that may be played on as many different hardware platforms as possible not only to generate additional revenues but also to insulate itself from changes in the popularity of the various platforms. Accordingly, Konami has pursued a “multi-platform” strategy of developing games that may be played on more than one type of platform for years and believes that the loss of or failure to renew one or more hardware licenses would not have a material adverse impact to its Computer & Video Games business much less its overall business.

D. Ordinary Course of Business

Based on Konami’s knowledge of, and experience in, the game software industry, it believes that hardware licenses ordinarily accompany the kind of business conducted by companies that publish software for home and handheld video game platforms. As such, Konami believes that its hardware licenses are entered into in the ordinary course of business.

Software publishers must enter into license agreements with home and handheld video game manufacturers with respect to each platform and territory for which they intend to develop, publish and distribute software. Sony, Nintendo and Microsoft manufacture the most popular hardware platforms. Judging from periodic filings by other companies that publish software for home and handheld video game platforms, it indeed appears that every game software publisher that files periodic reports with the Commission has entered into hardware licenses with some or all of these hardware manufacturers with respect to some or all of the hardware platforms and covering some or all of the geographic territories in the world.

Konami Corporation has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Donna Levy

E. Substantial Dependence

Konami understands that that Instruction 4(b) of the Instructions to Exhibits for Form 20-F requires a registrant to file any contract upon which its business is “substantially dependent”, even if that contract had been entered into in the ordinary course of business.

Konami also understands that in the absence of a definition of the term “substantially dependent” and in light of the examples provided under Instruction 4(b)(ii), we believe that substantial dependence is a standard requiring something more than mere materiality. As such, a business could not be “substantially dependent” on an agreement that was not even material. As note above, Konami has concluded that none of its hardware licenses is material, and as a consequence Konami has concluded that its business is not “substantially dependent” on any of its hardware licenses.

F. Commercial and Other Disadvantages to Filing

Konami understands that it could voluntarily file its hardware licenses as exhibits to its 2008 Form 20-F even it is not required to do so under the requirements of Form 20-F. After considering this option, Konami has identified two major concerns. First, Konami believes that it will be difficult to obtain relatively favorable contractual terms during future negotiations with hardware manufacturers if it publicly files its hardware licenses. Even if pricing and other commercially sensitive terms are kept confidential, filing its hardware licenses will enable competitors to discover other differences and any more favorable terms granted to Konami. These competitors are then likely to seek equal treatment from the hardware manufacturers leading to greater standardization of hardware licenses that would weaken Konami’s ability to obtain and maintain competitive advantages in this regard.

Second, as discussed above, Konami has invested significant resources over recent years to diversify its business and redefine its image away from being a company that merely develops software for home and handheld video game consoles. Konami fears that the very fact that it would have filed its hardware licenses would send a signal to the investment community that its business is substantially dependent on its hardware licenses and that these hardware licenses are therefore more important to Konami than its public disclosure otherwise indicates. Konami believes that sending such a message would misrepresent both the nature of its existing business and its future direction and could thus confuse securities analysts and investors and adversely affect the market for Konami’s securities.

Konami Corporation has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Donna Levy

II. In connection with the third and forth sentences of the Staff’s comment No. 1 above, Konami acknowledges the Staff’s comment and respectfully informs the Staff that all of the platform licenses shown on the table on page 28 of the 2008 Form 20-F are automatically renewed. In future filings, Konami will modify its disclosure by inserting the following paragraph right before the table: “All of the platform licenses shown below are automatically renewed on an annual basis.”

* * * * *

Konami acknowledges that:

•	Konami is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Konami may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Noriaki Yamaguchi, fax: 03-5412-3311 or Junichi Motobayashi, fax: 03-5412-3315, e-mail address: mj.20978@konami.com. You can also contact Sandra Treusdell at Sullivan & Cromwell LLP, our counsel, in Tokyo by telephone at 81-3-3213-6101, by fax at 81-3-3213-6470 or by email at treusdells@sullcrom.com. In the event you need to reach Ms. Treusdell during normal business hours in Washington, please feel free to call her at home in Tokyo at 81-3-6277-3189.

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation

cc:	FOIA Officer
Barbara C. Jacobs
(Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Sandra Treusdell
(Sullivan & Cromwell LLP)